FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____  No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding power generation of Huaneng Power International, Inc. (the “Registrant”) within China for the first half year of 2014, made by the Registrant on July 16, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POWER GENERATION WITHIN CHINA
INCREASES BY 1.51% FOR THE FIRST HALF YEAR OF 2014

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces its power generation for the first half year of 2014.

According to the Company’s preliminary statistics, as of 30 June 2014, the Company’s total power generation by its power plants within China on consolidated basis amounted to 151.739 billion kWh, representing an increase of 1.51% over the same period last year. Total electricity sold by the Company’s power plants within China amounted to 143.554 billion kWh, representing an increase of 1.62% over the same period last year.

The low growth of the Company’s power generation was mainly attributable to the following reasons:

1.	The nation-wide electricity consumption in China is experiencing low or medium growth due to the slowdown of the Chinese economy.

2.
The commencement of operations of multiple West-to-East UHV transmission lines has squeezed the generation potential of thermal power generators in the coastal region in the east of China, which thermal power generators account for a relatively high proportion in the Company’s total power generation capacities, thus having material impact on the Company’s power generations.

3.
The commencement of operations of many hydropower generating units in Yunnan which power generations are also transmittable to Guangdong load center, as well as the commencement of operations of large nuclear power generators in Liaoning and Fujian, has had negative effect upon the power generations by thermal power units in Yunnan, Guangdong, Liaoning, and Fujian.

4.
Against this unfavorable background, the Company has enhanced marketing efforts, seized market opportunities, strengthened the  monitoring  of  power  usage  during the holidays and critical periods, and made efforts to improve the power generation growth.

The power generation and electricity sold by each of the Company’s domestic power plants for the first half year of 2014 are listed below (in billion kWh):

Domestic Power Plant	Power generation for the first half year of 2014	Power generation for the first half year of 2013	Change	Electricity sold for the first half year of 2014	Electricity sold for the first half year of 2013	Change

Liaoning Province
Dalian	3.076	3.009	2.23%	2.908	2.863	1.57%
Dandong	1.574	1.568	0.38%	1.499	1.495	0.27%
Yingkou	3.745	3.803	–1.53%	3.501	3.567	–1.85%
Yingkou Co-
generation	1.542	1.587	–2.84%	1.445	1.486	–2.76%
Wafangdian Wind	0.048	0.063	–23.81%	0.047	0.061	–22.95%
Suzihe Hydropower	0.015	0.008	87.50%	0.015	0.008	87.50%
Changtu Wind Power	0.043	0.048	–10.42%	0.043	0.048	–10.42%

Inner Mongolia
Huade Wind Power	0.114	0.116	–1.72%	0.113	0.115	–1.74%

Hebei Province
Shang’an	6.578	6.726	–2.20%	6.182	6.324	–2.25%
Kangbao Wind Power	0.042	0.039	7.69%	0.039	0.036	8.33%

Domestic Power Plant	Power generation for the first half year of 2014	Power generation for the first half year of 2013	Change	Electricity sold for the first half year of 2014	Electricity sold for the first half year of 2013	Change

Gansu Province
Pingliang	5.086	5.031	1.09%	4.844	4.812	0.67%
Jiuquan Wind Power	0.455	0.417	9.11%	0.451	0.413	9.20%

Beijing
Beijing Co-generation (Coal-fired)	2.460	2.412	1.99%	2.174	2.131	2.02%
Beijing Co-generation (Combined Cycle)	2.234	2.253	–0.84%	2.184	2.198	–0.64%

Tianjin
Yangliuqing	3.305	3.591	–7.96%	3.068	3.353	–8.50%

Shanxi Province
Yushe	1.350	1.434	–5.86%	1.248	1.326	–5.88%
Zuoquan	3.222	3.306	–2.54%	3.030	3.104	–2.38%

Shandong Province
Dezhou	7.441	7.182	3.61%	6.982	6.743	3.54%
Jining	2.400	2.446	–1.88%	2.229	2.272	–1.89%
Xindian	1.582	1.578	0.25%	1.480	1.473	0.48%
Weihai	5.516	4.997	10.39%	5.255	4.756	10.49%
Rizhao Phase II	4.036	3.298	22.38%	3.839	3.131	22.61%
Zhanhua Co-generation	0.878	0.783	12.13%	0.807	0.722	11.77%

Henan Province
Qinbei	10.399	9.806	6.05%	9.900	9.265	6.85%

Domestic Power Plant	Power generation for the first half year of 2014	Power generation for the first half year of 2013	Change	Electricity sold for the first half year of 2014	Electricity sold for the first half year of 2013	Change

Jiangsu Province
Nantong	3.568	4.036	–11.60%	3.399	3.850	–11.71%
Nanjing	1.565	1.698	–7.83%	1.483	1.609	–7.83%
Taicang	5.509	5.340	3.16%	5.247	5.086	3.17%
Huaiyin	3.173	3.457	–8.22%	2.983	3.251	–8.24%
Jinling (Combined Cycle)	1.151	1.053	9.31%	1.125	1.030	9.22%
Jinling (Coal-fired)	6.614	6.242	5.96%	6.328	5.956	6.25%
Jinling Combined Cycle Co-generation	0.708	—	—	0.698	—	—
Qidong Wind Power	0.194	0.179	8.38%	0.191	0.175	9.14%
Rudong Wind Power	0.061	—	—	0.059	—	—

Shanghai
Shidongkou First	3.651	3.873	–5.73%	3.426	3.655	–6.27%
Shidongkou Second	3.089	3.317	–6.87%	2.967	3.190	–6.99%
Shanghai Combined Cycle	1.209	0.793	52.46%	1.182	0.775	52.52%
Shidongkou Power	3.834	4.053	–5.40%	3.660	3.873	–5.50%

Chongqing
Luohuang	6.332	6.735	–5.98%	5.856	6.223	–5.90%

Zhejiang Province
Yuhuan	11.973	12.082	–0.90%	11.447	11.509	–0.54%

Domestic Power Plant	Power generation for the first half year of 2014	Power generation for the first half year of 2013	Change	Electricity sold for the first half year of 2014	Electricity sold for the first half year of 2013	Change

Hubei Province
Enshi Maweigou Hydropower	0.022	0.024	–8.33%	0.021	0.023	–8.70%

Hunan Province
Yueyang	4.103	3.745	9.56%	3.840	3.502	9.65%
Xiangqi Hydropower	0.185	0.174	6.32%	0.182	0.171	6.43%

Jiangxi Province
Jinggangshan	4.195	4.023	4.28%	4.005	3.844	4.19%

Fujian Province
Fuzhou	6.724	5.739	17.16%	6.398	5.457	17.24%

Guangdong Province
Shantou Coal-fired	2.312	2.526	–8.47%	2.186	2.393	–8.65%
Haimen	8.126	7.740	4.99%	7.790	7.401	5.26%

Yunnan Province
Diandong Energy	4.229	4.711	–10.23%	3.898	4.355	–10.49%
Yuwang Energy	2.071	2.442	–15.19%	1.900	2.238	–15.10%

Total	151.739	149.483	1.51%	143.554	141.268	1.62%

The accumulated power generation of Tuas Power Limited in Singapore, which is wholly owned by the Company, accounted for a market share of 21.6% in Singapore in the first half year of 2014, representing an increase of 0.7 percentage point compared to the same period last year.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
16 July 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:  July 16, 2014